Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Big Tree Cloud Holdings Limited on Amendment No. 2. To Form F-4 [FILE NO. 333-277882] of our report dated May 19, 2022, which includes an explanatory paragraph as to Plutonian Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of Plutonian Acquisition Corp. as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Friedman LLP

Friedman LLP

East Hanover, New Jersey

March 27, 2024